Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

January 25, 2022

VIA EDGAR

Mr. Robert Klein

Mr. Marc Thomas

Division of Corporation Finance Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huize Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on March 22, 2021

File No. 001-39216

Dear Mr. Klein and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 11, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 4

1.

We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

1

Securities and Exchange Commission

January 25, 2022

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings, to clarify that neither its Cayman Islands holding company, nor the investors, own equity interests in the VIE, and that the VIE is consolidated for accounting purposes subject to requirements under the U.S. GAAP:

“Our VIE is consolidated for accounting purposes; however, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIE. Our Cayman Island holding company is considered the ultimate primary beneficiary of our VIE and consolidates our VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our VIE as our consolidated entity under U.S. GAAP and we consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.”

The Company further proposes to add the disclosure substantially in the form below in its future Form 20-F filings at the onset of Part I to disclose that the risks related to PRC courts’ interpretation with regard to the VIE agreements:

“Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected.”

Securities and Exchange Commission

January 25, 2022

2.

Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In the response letter dated October 21, 2021, the Company proposed to add a subsection at the onset of Item 3 titled “Permissions Required from the PRC Authorities for Our Operations.” In response to the Staff’s comment this time, the Company proposes to include the disclosure under such subsection substantially in the form below in its future Form 20-F filings:

“Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.”

Part I, page 4

3.

Please revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the staff’s comment, the Company respectfully proposes, in its future Form 20-F filings, to replace the risk factor under the current heading of “Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” as follows (if replaced in the 2020 Form 20-F, such disclosure would have been on page 32):

“Given the PCAOB is unable to inspect or fully investigate auditors who are located in China, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Securities and Exchange Commission

January 25, 2022

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On November 5, 2021, the SEC approved the PCAOB rule that provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule states that the PCAOB will make these determinations promptly. On December 16, 2021, PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firm headquartered in the mainland of China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor is subject to such PCAOB determination.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act. Under the final amendments establishes the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCA Act, and prohibiting the trading of Commission-Identified Issuer’s securities. The earliest that the SEC could identify a Commission-Identified Issuer would be after companies file annual reports for the fiscal year ended December 31, 2021. Pursuant to the HFCA Act and the SEC and PCAOB rules, if we have been identified as a Commission-Identified Issuer for three consecutive years after we file our annual report for the fiscal year ending December 31, 2021, our shares or ADSs may be delisted or prohibited from trading on a national securities exchange or over-the-counter. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The earliest time that we could be delisted or prohibited from being traded would be 2024 after we file the annual report on Form 20-F for the fiscal year ending December 31, 2023, assuming the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is three pursuant to the HFCA Act and the SEC and PCAOB rules.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is headquartered in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

Securities and Exchange Commission

January 25, 2022

On March 24, 2021, the SEC has adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.”

Item 3.D. Risk Factors, page 6

4.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company proposes to add, at the onset of Item 6, the disclosure substantially in the form below in its future Form 20-F filings:

Securities and Exchange Commission

January 25, 2022

“In addition, since our auditor is headquartered in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

*        *         *

Securities and Exchange Commission

January 25, 2022

Very truly yours,

/s/ Ronald Tam
Ronald Tam
Co-Chief Financial Officer and Chief Strategy Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP